    UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC File Number 0-32801

CUSIP Number 88825M 10 9

(Check one) :	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: July 31, 2008

☐ Transition Report on Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-QSB
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ______________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

Tissera, Inc.
Full Name of Registrant

Maskit 8, 4th floor
Address of Principal Executive Office

Herzlia, 46733 Israel
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

The registrant is in the process of preparing and reviewing the financial information of the registrant. The process of compiling and disseminating the information required to be included in the Form 10-K for the relevant periods, as well as the completion of the audit of the registrant's 2008 financial statements, could not be completed without incurring undue hardship and expense. Accordingly, the registrant is unable to file such report within the prescribed time period without unreasonable effort or expense. The registrant anticipates that the subject annual report will be filed on or before November 13, 2008.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Amos Eiran, Chairman of the Board +972-9-9561151

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒   No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒   No ☐

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

For the year ended July 31, 2007, the registrant had no revenues and a net loss of $1,865,000. For the year ended July 31, 2008, the registrant currently estimates that it had no revenues and a net loss of approximately $900,000. Results for the 2008 fiscal year remain subject to further adjustment.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements, including forward-looking statements relating to the Registrant's financial results for the year ended July 31, 2008. These statements are based on management's current expectations and involve a number of risks and uncertainties, including risks described in our filings with the Securities and Exchange Commission. The Registrant's actual results may differ materially from the Registrant's anticipated or expected results and the results in the forward-looking statements.

Tissera, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 30, 2008	By:	/s/ Amos Eiran
Amos Eiran
Chairman of the Board of Directors